BERKSHIRE BANCORP INC.
160 Broadway
New York, NY 10038
Tel: (212) 791-5362

January 21, 2010

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Berkshire Bancorp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Mr. Vaughn:

Berkshire Bancorp Inc. (the “Company”, “we” or “our”) is providing the following responses to the comments contained in your letter dated December 8, 2009 (the “Comment Letter”) regarding our:  (i) Form 10-K for the fiscal year ended December 31, 2008; and (ii) Form 10-Q for the period ended September 30, 2009.  We have set forth below the text of each of your comments followed by our response.

Form 10-K for the year ended December 31, 2008
Item 7.  Management’s Discussion and Analysis
Discussion of Financial Condition and Results of Operations – Provisions for Loan
Losses, page 26

SEC Comment

1.
We note your disclosure on page 27 that states a “substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of the property securing loans are critical in determining the amount of the allowance required for specific loans”.  Please revise your disclosure in future filings, and provide us with your proposed disclosure, to more thoroughly describe your appraisal process. In your response and future filings, please specifically address the following:

a.	Tell us whether you used external appraisals to determine the fair value of the collateral.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

b.
The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process.

c.	Tell us if adjustments were made to the external appraisals received and if so, provide us with the following information:

•
More detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made;

•	How the significant adjustments were made to the appraisal values, and whether the adjustments typically resulted in an increase or decrease in the appraisal value; and

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

d.	Tell us whether estimates were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end.

e.
If you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response

We use independent third party licensed appraisers to value the collateral for our real estate loans.  We generally discount these appraisals for estimated selling and holding costs and compare the net appraised amount to the holding amount of a loan to determine if there is impairment.  We generally do not discount appraisals based upon geographic concentration (as the concentration would be metropolitan New York City) nor by loan type, as all loans types are subject to the process described below.  We also do not use internal appraisers for any impaired loans analysis.

We have considered the Staff’s comments and propose that our future filings with the Commission contain disclosure substantially as follows:

“As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans.  A loan is considered nonperforming when it becomes delinquent ninety days or when other adverse factors become known to us.  We generally order updated appraisals from independent third party licensed appraisers at the time the loan is identified as nonperforming.  Depending upon the property type, we receive appraisals within thirty to ninety days from the date the appraisals are ordered.  Upon receipt of the appraisal, which is discounted by us to take account of estimated selling and other holding costs, we compare the adjusted appraisal amount to the carrying amount of the real estate dependent loan and record any impairment through the allowance for loan loss at that time.

As the majority of our real estate dependent loans are concentrated in the New York City metropolitan area, we generally do not make adjustments to the appraisals for this concentration.  We generally do not increase the appraised value of any property.  Generally, any adjustments we make to the appraisals are to decrease the appraised value due to selling and other holding costs.”

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

With respect to Comment d. above, for the Staff’s information, we have not had any appraisals which were in process for any reporting period in 2009 or 2008 for any impaired real estate loans.

Item 9A. Controls and Procedures, page 98

SEC Comment

2.
We note your disclosure on page 98 that states Management’s report was not subject to auditor attestation.  In contrast, your auditors state in their audit opinion on page 61 that they have performed an audit of internal control over financial reporting and, although their report is not included, that they expressed an unqualified opinion. Please reconcile this apparent inconsistency in your disclosures.

Response

The Berkshire Bank (the “Bank”), the primary subsidiary of the Company, is subject to the internal controls testing standards under Section 363 of the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”).  The Company does not meet the requirements for an audit of internal controls under PCAOB standards (Sarbanes-Oxley 404(b)).  The audit opinion reflects the internal control testing of the Bank as required under Section 363 of FDICIA as opposed to PCAOB standards.  In future filings, we will clarify this distinction.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21,2010

Form 10-Q for the period ended September 30, 2009

Note 6. Investment Securities

SEC Comment

3.
We note the significant unrealized losses related to your Corporate Notes and Auction Rate Securities. Please provide us your full detailed analysis of these securities’ impairment as of September 30, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.  Please tell us and revise your future filings to more clearly explain how you determined the extent to which the impairment was credit versus non-credit.  Also, if true, confirm in your response as well as in your future filings that you have assessed whether you have the “intent to sell” or “will be required to sell” the security pursuant to ASC 320-10-35.

Response

We are providing the Staff, on a supplemental basis, Exhibit I attached to this letter, which sets forth the full listing of corporate note securities and auction rate securities.

Management uses a multi-factor approach to determine whether impairment on an investment security is an other-than-temporary impairment (“OTTI”). This approach is applied to each individual security. The factors incorporate the ideas and concepts outlined in relevant accounting guidance such as those specifically detailed in SAB Topic 5M and ASC 320-10. These include such factors as:

•	The length of time and the extent to which the market value has been less than cost;

•	The financial condition of the issuer of the security as well as the near and long-term prospect for the issuer;

•	The rating of the security;

•	Historical volatility and movement in the fair market value of the security; and

•	Adverse conditions relative to the security, issuer or industry.

In accordance with ASC 320-10, Management’s impairment analysis for the corporate and auction rate securities that were in a loss position as of September 30, 2009 began with Management’s determination that it had the intent to hold these securities for sufficient time to recover the cost basis. Management also concluded that it was unlikely that it would be required to sell any of the securities before recovery of the cost basis.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

In accordance with SAB Topic 5M, one factor to consider when evaluating for OTTI is the extent to which the market value is less than the cost basis. Twelve corporate securities and thirteen auction rate securities had depreciation at September 30, 2009.  For the corporate securities, three securities had losses that were relatively small as a percentage of the cost basis. The depreciation as a percentage of the cost basis for this group of three securities ranged from 0.01% to 1.62%. In addition, there was one security with a market value depreciation of 14.1% totaling less than $90,000.  In addition, Management reviewed news and filings related to these securities and determined that there was no other negative information about the industries or the issuers that would lead Management to believe that there was concern about the ultimate collection of the cost basis.

Management applied procedures addressed in ASC 320-10 for the remaining eight corporate securities and all thirteen auction rate securities. This included reviewing available and relevant information to conclude whether Management expected to recover the entire cost basis, including factors such as the ratings of the securities, the historical changes in the depreciation, industry trends and the overall viability and going concern of the issuer. We performed credit reviews on all corporate notes below investment grade.  The insurance company bond in an unrealized loss position at September 30, 2009 is still an investment grade security and we have received all payments to date; therefore, we did not perform a credit analysis and believe that an other-than-temporary impairment is not warranted at this time.

Pursuant to ASC 320-10-35-33B, we will not be required to sell any of these securities prior to maturity due to our liquidity totaling 5.6% of total assets at September 30, 2009; furthermore, we currently have no intent to sell any of these securities prior to maturity.  We will enhance our disclosures in future filings to clearly state that we do not believe we will be required, nor do we have the intent, to sell these securities.

Individual securities are discussed in Exhibit I.

SEC Comment

4.	Regarding the available for sale marketable equity securities, please address the following. Refer to ASC 320-10-S99-1 for guidance, as needed.

a.
Provide us with a listing of your equity securities that are in an unrealized position at September 30, 2009, detailing the cost and unrealized loss as well as the length of time each security has been in an unrealized position;

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

b.
Provide us with your OTTI analysis of these securities that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment;

c.
Discuss the assumptions and estimates included in your OTTI analysis and how it provides your basis for determining that the security will recover its cost basis in the “near term.” Further, tell us and revise your future filings to clearly disclose how you define “near term” for purposes of your impairment analyses.

d.	Explain the reasons for the fair value declines and tell us how you considered this information in your impairment analysis.

e.	Tell us the specific authoritative literature you used to support your accounting treatment.

f.	We note you report your equity securities as level two on page 19. Tell us how you determined these securities met the criteria for level two.

Response

a.
As requested, we are providing the Staff, on a supplemental basis, Exhibit II, which contains the listing of marketable equity securities that were in an unrealized loss position at September 30, 2009.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

b.
With the exception of two equity securities, the fair value for marketable equity securities is determined through Level 1 market quotes.  The market quote is the primary evidence for which we rely to support the realizable value.  We do not adjust the quoted fair value.

For the two securities not covered by the quoted market price (CRA Investments and the SBA Pools), as with the corporate notes, market prices are obtained from three independent reputable pricing services and the average of the three prices is used to determine the fair value.

c.
As noted above, the assumptions and estimates used in our OTTI analysis is primarily the market price of the security.  We do not currently have the intent to sell any of these securities, nor will we be required to sell these marketable equity securities due to our liquidity position of 5.6% of total assets at September 30, 2009.  We define the term “near term” to be within twelve months.  We will revise our future filings to include our definition of “near term.”

d.	The preponderance of the decline in the marketable equity securities is due to the general decline in the markets. This fact is considered in the pricing of the individual securities.

e.
Management’s evaluation of the marketable equity securities was similar to the corporate note securities detailed above. Management first concluded that it had the ability and the intent to hold these securities for sufficient time to recover the cost basis, in accordance with ASC 320-10. Management further reviewed the facts and circumstances surrounding each of the underlying companies as required by SAB Topic 5M and ASC 320-10-S99-1, including current news and filings and determined that the fundamental businesses of the companies were sound and stable and that declines in market value were due to the market’s reaction to near-term earnings decreases and the global financial downturn. Accordingly, Management concluded that the depreciation was temporary.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

There were eleven marketable equity and other securities with a carrying value greater than the estimated market value as of September 30, 2009.  Of these securities, eight of these securities had individual unrealized losses less than $50,000, totaling approximately $132,000.

Discussion of the other individual marketable securities is included in Exhibit II.

f.	The marketable equity securities belong as Level 1 assets while the “other securities” included within this line item are Level 2 assets. Correction will be made in our future filings.

*   *   *   *

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
January 21, 2010

We hope that these responses are satisfactory.  If you have any questions, please call me at (212) 791-5362.

Very truly yours, /s/ Steven Rosenberg Steven Rosenberg President, Chief Executive Officer and Chief Financial Officer